Exhibit 99.1

Enthusiast Gaming Announces Media Sponsorship Deal with Hulu + Live TV

Streaming Service Becomes First Official Media Sponsor of NFL Tuesday Night Gaming

LOS ANGELES, Sept. 12, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced it has signed a media sponsorship deal with Hulu + Live TV, the premium streaming destination, as the first official media sponsor of NFL Tuesday Night Gaming (“NFL TNG”).

Announced recently, NFL TNG is a first-of-its-kind gaming collaboration, bringing together NFL players and Legends and top gaming content creators. NFL TNG will debut on September 13 at 6:30 PM ET and stream live on YouTube on Tuesdays during the 2022 NFL Season. Hulu + Live TV will be featured on the stream and throughout the NFL TNG Season to help drive awareness and market share for Hulu’s streaming service amongst the Gen Z and Millennial audiences, demographics with entertainment needs which this program is specifically designed to meet.

“We are thrilled to announce Hulu + Live TV, one of the largest paid TV streaming services, as the first sponsor of NFL Tuesday Night Gaming,” commented Bill Karamouzis, President of Enthusiast Gaming. “This sponsorship highlights the unique nature of NFL TNG and the value of our integrated offering that connects brand partners with GenZ and Millennial gaming audiences.”

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

About Hulu + Live TV

Make the switch from cable. Get 75+ top channels on Hulu + Live TV with your favorite live sports, news, and events - plus the entire Hulu streaming library. With Unlimited DVR, store Live TV recordings for up to nine months and fast-forward through your DVR content.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, its planned partnership activities and the timing and format of NFL TNG.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.